August 13, 2008

Securities and Exchange Commission     Mail Stop 3561
Washington, DC 20549
Attention: Tia Jenkins
Senior Assistant Chief Accountant

Re:
China Sky One Medical, Inc.
Form 10-KSB/Amendment for Fiscal Year Ended December 31, 2006
Filed November 8, 2007
Form 10-QSB/Amendment for Fiscal Quarter Ended June 30, 2006
Filed December 18, 2007
Form 10-QSB/Amendment for Fiscal Quarter Ended September 30, 2006
Filed December 18, 2007
File No. 0-26059
Comment Letter of March 20, 2008

Dear Sirs:

The undersigned firm represents China Sky One Medical, Inc. (the “Company”), with respect to certain securities and related corporate matters. This letter refers to your comment letter of March 20, 2008, in regard to your limited review of the Company’s financial statements and related disclosure in its 10-KSB for December 31, 2006, and 10-QSBs for the second quarter ended June 30, 2006 and third quarter ended September 30, 2006 (collectively the “Reports”). On behalf of the Company, please find below the full text of your comments and the Company’s reply. In addition, we have filed herewith amendments to each of the reports (the “Amended Reports”), and enclose the same along with marked copies with the original copy of this correspondence.

Form 10-KSB/Amendment for the Year Ended December 31, 2006 filed November 8, 2007

General

1.	Please revise to label the applicable financial statements as “Restated” in accordance with paragraph (26) SFAS No. 154.

[continued]

1540 Broadway, 24th Floor w New York, New York 10036-4039 w telephone .212.751.4300 w facsimile 212.751.0928

Albany w Boca Raton w Buffalo w Johnstown w New York w Palm Beach w Toronto w www.hodgsonruss.com

Securities and Exchange Commission August 13, 2008 Page 2

Company Response

The financial statements in Amendment No. 2 to the Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “Amended 2006 Annual Report”) have been relabeled as “Restated” where applicable.

2.	Please file your responses dated September 7, 2007 on Edgar under “Correspondence”.

Company Response

A copy of the Company’s response letter dated September 7, 2007 has been filed as “Correspondence” via EDGAR.

Notes to the Consolidated Financial Statements

5. Stock Based Compensation, F-13

3.
We have reviewed your revised disclosure and note that it does not include all disclosure requirements under SFAS No. 123(R). Please revise your financial statements to provide the disclosures regarding weighted average exercise price and weighted average grant date fair value as required by paragraph A240(b)(1) and (2) and the disclosures required by paragraph A240(c), (d) and (h) of SFAS No. 123(R).

Company Response

The Amended 2006 Annual Report has been revised on pages F-13 and F-14 so as to provide disclosures regarding the calculation of the weighted average exercise price and weighted average grant date fair value as required by paragraph A240(b)(1) and (2) and the disclosures required by paragraph A240(c), (d) and (h) of SFAS No. 123(R).

Form 10-QSB/Amendment for the Period Ended June 30, 2006 filed December 18, 2007

General

4.	Please revise to label the applicable financial statement as “Restated” in accordance with paragraph (26) SFAS No. 154.

Company Response

The financial statements in Amendment No. 2 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2006, have been relabeled as “Restated” where applicable.

[continued]

Securities and Exchange Commission August 13, 2008 Page 3

Form 10 QSB/Amendment for the Period Ended September 30, 2006 filed December 18, 2007

General

5.	Please revise to label the applicable financial statements as “Restated” in accordance with paragraph (26) SFAS No. 154.

Company Response

The financial statements in Amendment No. 2 to the Quarterly Report on Form 10-QSB for the period ended September 30, 2006, has been relabeled as “Restated” where applicable.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Jeffrey A. Rinde Jeffrey A. Rinde, Esq. Partner